

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4720

July 20, 2009

Richard J. Johnson
Chief Financial Officer
The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222
By U.S. Mail and facsimile to (412) 762 4507

**Re: The PNC Financial Services Group, Inc.
       Form 10-K for the fiscal year ended December 31, 2008
       Form 8-K filed April 23, 2009
       Form 10-Q for the quarterly period ended March 31, 2009
       File No. 001-09718**

Dear Mr. Johnson:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         John P. Nolan
                         Senior Assistant Chief Accountant